11021921

UNITED STA.
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-65663

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1 2010 (MM/DD/YY) AND ENDING DEC 31 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: A B Wong Capita LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 CATHERINE SLIP 15H
(No. and Street)

NEW YORK CITY (City) NEW YORK (State) 10038 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALICE BOOTE 212 480 2127
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN CPAS
(Name – *if individual, state last, first, middle name*)

132 NASSAU STREET (Address) NEW YORK CITY (City) NEW YORK (State) 10038 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alice Boote, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of A B Wong Capital LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

State of New York
County of New York
Sworn to before me on 28 day of FEB. 2011

Notary Public

JACK CHOW
Notary Public - State of New York
No. 01CH6015416
Qualified in New York County
Commission Expires October 26, 2014

JACK CHOW NOTARY PUBLIC STATE OF NEW YORK

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Member of
A B Wong Capital, LLC
10 Catherine Slip 15H
New York, NY 10038

We have audited the accompanying statement of financial condition of A B Wong Capital, LLC as of December 31, 2010 and the related statements of operations, changes in capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of A B Wong Capital, LLC, as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company's ability to continue in the normal course of business is dependent upon the success of future operations. The Company has limited operating revenues and an operating loss, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
March 8, 2011

A B WONG CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS	
Cash and cash equivalents	$ 8,519
Due from brokers (Note 4)	28,315
Securities owned - at market value (Note 6)	3,560
Office equipment, net of accumulated depreciation of $29,999 (Note 3(d))	223
Other assets	375
Total assets	$ 40,991
LIABILITIES AND MEMBER'S CAPITAL	
Liabilities:	
Accounts payable and accrued expenses	$ 1,538
Line of credit	33,702
Total liabilities	35,240
Commitments and Contingencies (Note 5)	
Capital (Note 7)	5,751
Total liabilities and capital	$ 40,991

The accompanying notes are an integral part of this statement.

A B WONG CAPITAL, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

Revenue:	
Gain on investments	$ 587
Total revenue	587
Expenses:	
Quotation fees	3,830
Bad debt provision	3,510
Professional fees	4,000
Telephone	2,438
Salaries	2,125
Regulatory fees	2,196
Computer expense	2,520
Other	5,915
Total expenses	26,534
Net (loss)	$ (25,948)

The accompanying notes are an integral part of this statement.

A B WONG CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2010

Balances - beginning of year	$24,745
Member's contribution	6,954
Net (loss)	(25,948)
Balances - end of year	$ 5,751

The accompanying notes are an integral part of this statement.

A B WONG CAPITAL, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2010

Cash flows from operating activities:	
Net (loss)	$ (25,948)
Adjustments to reconcile net (loss) to cash from operating activities:	
Depreciation expense	710
Changes in assets and liabilities	
Decrease in deposit with clearing broker	15,384
Increase in due from brokers	(24,805)
Increase in securities owned	(587)
Decrease in other assets	2,514
Increase in accounts payable and accrued expenses	939
Increase in line of credit	6,206
Net cash (used in) operating activities	(25,587)
Cash flows from financing activities	
Contribution by member	6,954
Net cash provided by financing activities	6,954
Net decrease in cash	(18,633)
Cash and cash equivalents - beginning of the year	27,152
Cash and cash equivalents - end of the year	$ 8,519
Supplemental disclosure of cash flow information:	
Cash paid during the year for :	
Interest	$ 1,155
Taxes	$ -

The accompanying notes are an integral part of this statement.